August 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:		Morgan Youngwood
Stephen Krikorian

	Re:	Infobird Co., Ltd
Form 20-F for the fiscal year ended December 31, 2021

Dear Mr. Youngwood and Mr. Krikorian:

Reference is made to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 8, 2022 (the “Comment Letter”) received by Infobird Co., Ltd (the “Company” or “we”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 as filed with the Commission on May 16, 2022.

The Staff has requested that the Company respond to the Comment Letter within ten business days or advise the Staff of when the Company will provide a response. We have been diligently working on responding to the Comment Letter; however, we will need additional time to respond. We hereby request an extension of an additional ten business days to provide a response to the Comment Letter.

Thank you for your consideration of this request for extension. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me by telephone at 86-010-52411819 or by e-mail at wuym@infobird.com or the Company’s counsel by telephone at 305-539-3306 or by e-mail at clayton.parker@klgates.com.

Sincerely,

/s/ Yimin Wu
Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors

cc:

Clayton E. Parker, Esq., K&L Gates LLP